Exhibit 12.1
Statement of Computation of Ratio of Earnings to Fixed Charges

	Fiscal Years Ended
	June 28,	June 29,	June 24,	June 25,	June 26,
	2009	2008	2007	2006	2005

	(Amounts in thousands, except ratios)
COMPUTATION OF EARNINGS
Pre-tax loss from continuing operations	$(44,760)	$(30,326)	$(139,026)	$(12,066)	$(30,296)
Minority interest (income) expense	0	0	0	0	(530)
(Income) loss in equity investees	(3,251)	(1,402)	4,292	(825)	(6,938)
Fixed charges	23,710	26,621	26,163	19,700	21,014
Distributed income from equity affiliates	3,688	4,462	6,367	1,770	6,905

Earnings	$(20,613)	$(645)	$(102,204)	$8,579	$(9,845)

COMPUTATION OF FIXED CHARGES
Interest expense	$23,152	$26,056	$25,518	$19,266	$20,594
Interest within rental expense	558	565	645	434	420

Fixed Charges	$23,710	$26,621	$26,163	$19,700	$21,014

Insufficient earnings	$44,323	$27,266	$128,367	$11,121	$30,859

Ratios of Earnings to Fixed Charges (1)	—	—	—	—	—

(1)	Earnings were insufficient to cover fixed charges by $44.3 million, $27.3 million, $128.4 million, $11.1 million, and $30.9 million, respectively in fiscal years 2009, 2008, 2007, 2006, and 2005.